SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996


                                       OR


[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________  to _____________


                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             One First Union Center
                      Charlotte, North Carolina 28288-0013

                       (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


               Independent Auditors' Report

               Financial Statements:

                     Statements of Net Assets Available for Benefits December 31, 1996 and December 30, 1995

                     Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 1996

               Notes to Financial Statements

               Supplemental Schedules:

                     Schedule of Assets Held for Investment Purposes December 31, 1996

                     Schedule of Reportable Transactions
                     For the year ended December 31, 1996


                       (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

                     Consent of KPMG Peat Marwick LLP

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                              Financial Statements
                                  and Schedules

                     December 31, 1996 and December 30, 1995

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Human Resources Committee
First Union Corporation


We have audited the accompanying statements of net assets available for benefits of First Union Corporation Savings Plan (the Plan) as of December 31, 1996 and December 30, 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and December 30, 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP
Charlotte, North Carolina
June 13, 1997

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                     December 31, 1996 and December 30, 1995


Assets                                                                          1996                    1995
------                                                                    -----------------       -----------------

Trust fund managed by First Union National
   Bank of North Carolina:
        Investments, at fair value:
            Marketable:
                Evergreen U.S. Government Fund                          $       31,871,606              11,076,630
                Evergreen Balanced Fund                                         70,560,871              52,407,546
                Stable Fund                                                    499,354,907             398,646,714
                Evergreen Foundation Fund                                       80,161,644              23,542,342
                Evergreen Fund                                                 141,880,664              21,800,311
                FUNB Enhanced Stock Market Fund                                 88,751,474               9,882,382
                First Union Corporation Common Stock Fund                      128,276,404               -
                                                                          -----------------       -----------------

                                                                             1,040,857,570             517,355,925

            Not readily marketable:
                Participants' loans receivable                                  57,798,581              41,000,095
                                                                          -----------------       -----------------

                           Total investments                                 1,098,656,151             558,356,020
                                                                          -----------------       -----------------

Net assets available for benefits                                       $    1,098,656,151             558,356,020
                                                                          =================       =================


See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 1996


                                               ---------------  -------------  -------------  ---------------   -------------
                                                Evergreen U.S.   Evergreen        Stable         Evergreen        Evergreen
                                               Government Fund  Balanced Fund      Fund       Foundation Fund       Fund
                                               ---------------  -------------  -------------  ---------------   -------------
Investment income:
    Interest                                    $           -              -               -               -               -
    Net appreciation in fair value
        of investments                              1,146,105      7,098,187      29,830,949       8,459,376      17,897,504
                                               ---------------  -------------  --------------  --------------   -------------
        Total investment income                     1,146,105      7,098,187      29,830,949       8,459,376      17,897,504
                                               ---------------  -------------  --------------  --------------   -------------

Employer contributions                                287,648      1,262,507      45,812,001       2,409,368       3,974,120
Employee contributions                              1,790,213      8,643,513      41,498,674       8,424,496      10,849,757
Net assets acquired through mergers                26,522,688         57,452     164,161,003       8,737,973      63,263,876
Transfers from other funds                            588,515      8,112,218      15,029,585      34,363,694      35,872,074
                                               ---------------  -------------  --------------  --------------   -------------
         Total additions                           30,335,169     25,173,877     296,332,212      62,394,907     131,857,331
                                               ---------------  -------------  --------------  --------------   -------------

Participants' withdrawals                           3,384,166      3,843,942      67,341,692       2,889,461       7,138,157
Administrative expenses                                16,538         36,614         251,572          41,596          73,623
Transfers to other funds                            6,139,489      3,139,996     128,030,755       2,844,548       4,565,198
                                               ---------------  -------------  --------------  --------------   -------------

          Total deductions                          9,540,193      7,020,552     195,624,019       5,775,605      11,776,978
                                               ---------------  -------------  --------------  --------------   -------------

Net increase in net assets available
    for benefits                                   20,794,976     18,153,325     100,708,193      56,619,302     120,080,353

Net assets available for benefits:
          Beginning of year                        11,076,630     52,407,546     398,646,714      23,542,342      21,800,311
                                               ---------------  -------------  --------------  --------------   -------------

          End of year                          $   31,871,606     70,560,871     499,354,907      80,161,644     141,880,664
                                               ---------------  -------------  --------------  --------------   -------------

                                               -----------------  -----------------  ----------------  -------------
                                                 FUNB Enhanced       First Union       Participants'
                                               Stock Market Fund  Common Stock Fund  Loans Receivable      Total
                                               -----------------  -----------------  ----------------  -------------
 Investment income:
     Interest                                  $              -                 -        3,989,241         3,989,241
     Net appreciation in fair value
         of investments                              10,942,213        26,783,828                -       102,158,162
                                               ----------------   ----------------   -------------     -------------
         Total investment income                     10,942,213        26,783,828        3,989,241       106,147,403
                                               ----------------   ----------------   -------------     -------------

 Employer contributions                               3,239,899         1,539,478                -        58,525,021
 Employee contributions                               7,529,284         2,220,054                -        80,955,991
 Net assets acquired through mergers                 12,549,231       114,116,809        7,003,913       396,412,945
 Transfers from other funds                          50,038,120           484,098       38,193,046       182,681,350
                                               ----------------  -----------------  --------------     -------------
          Total additions                            84,298,747       145,144,267       49,186,200       824,722,710
                                               ----------------  -----------------  --------------     -------------

 Participants' withdrawals                            3,024,557        10,429,908        3,156,786       101,208,669
 Administrative expenses                                 46,054            66,563                -           532,560
 Transfers to other funds                             2,359,044         6,371,392       29,230,928       182,681,350
                                               ----------------  -----------------  --------------     -------------

           Total deductions                           5,429,655        16,867,863       32,387,714       284,422,579
                                               ----------------  -----------------  --------------     -------------

 Net increase in net assets available
     for benefits                                    78,869,092       128,276,404       16,798,486       540,300,131

 Net assets available for benefits:
           Beginning of year                          9,882,382                 -       41,000,095       558,356,020
                                               ----------------  ----------------   --------------     -------------

           End of year                         $     88,751,474       128,276,404       57,798,581     1,098,656,151
                                               ----------------  ----------------   --------------     -------------


See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     December 31, 1996 and December 30, 1995


(1)     Description of Plan


        The following brief description of the First Union Corporation Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.


        (a) General. First Union Corporation and its subsidiaries (the Companies) sponsor the Plan, which is designed to promote savings for retirement. It is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Company and employee contributions are held in trust and earn income tax-free until distributed.

        (b) Eligibility, Contributions and Benefits. Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The percentage of the employer matched contribution is determined annually by the Board of Directors of First Union Corporation (First Union), and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended (the
               Code). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Participants are fully vested in their entire account balances at all times.

               Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the Committee). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $1,000. The amount of tax withholding depends on the type of withdrawal.

               Participants may borrow up to 50 percent of the vested balance of their accounts with a minimum loan of $1,000 and a maximum of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are made bi-weekly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

               Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if: it is the participant's 65th birthday, 50th birthday with 10 or more years of service, or the determination that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

               Although the employer has not expressed any intent to terminate the Savings Plan and Trust Agreement, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


        (c) Investments. Until September 30, 1993, participants in the Plan had one investment option, a pro-rata share of various investments held in the Plan. On October 1, 1993, participants were given three investment options, one of which included a pooled fund comprised of these assets, now referred to as the Stable Fund. In 1995, three additional investment options were made available. In 1996, participants were given the option of investing in the First Union Corporation Common Stock Fund.

               In  1996,  participants  were  given  the  option  of  allocating
               employer   matching   contributions  to  any  of  the  investment
               elections offered by the Plan. In previous Plan years, these contributions were contributed solely to the Stable Fund.

               In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

               The investment options available to participants at December 31, 1996 are:

               Evergreen U.S. Government Fund - This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

               Evergreen Balanced Fund - This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

               Stable Fund - This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bills yield.

               Evergreen Foundation Fund - This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

               Evergreen Fund - This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations, which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

               FUNB Enhanced Stock Market Fund - This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements



               First Union Corporation Common Stock Fund - This fund invests in First Union Corporation Common Stock. Dividends are reinvested in additional shares of First Union Corporation Common Stock. Its primary investment objective is long-term capital appreciation.

        (d) Change in Plan Year. In 1996, the Plan changed it's year end from December 30 to December 31 of each year.



(2)     Summary of Significant Accounting Policies

        The following are the significant  accounting  policies  followed by the
Plan:

        (a) Investments. The specific identification method is used in determining the cost of securities. Purchases and sales of securities are recorded on a trade-date basis.

               Investments in commercial paper, cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in U.S. Government and Agency Securities, corporate notes, mutual funds, the collective investment fund and the common stock are stated at fair value, which is based on closing market quotations (or an estimate thereof).

               In accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

               Interest and dividends earned on assets in the Stable Fund are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.

        (b) Basis of Presentation. The accompanying financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as additions and deductions to and from these amounts during the reporting period. Actual results could differ from those estimates.

                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


(3)     Investments

        The following table presents the fair values of investments at December 31, 1996 and December 30, 1995. Investments that represent 5 percent or more of the Plan's net assets are separately identified. The investment contracts held by the Stable Fund have crediting interest rates of 5.24%
        - 8.25% at December 31, 1996, with remaining maturities of 0-5 years.


        Investments at fair value, as determined by quoted market price:

                                                                       1996                     1995

              Evergreen U.S. Government Fund                   $        31,871,606           11,076,630
              Evergreen Balanced Fund                                   70,560,871           52,407,546
              Evergreen Foundation Fund                                 80,161,644           23,542,343
              Evergreen Fund                                           141,880,664           21,800,311
              FUNB Enhanced Stock Market Fund                           88,751,474            9,882,382
              First Union Corporation Common Stock Fund
                    Cash Management Account                              4,858,982            -
                    First Union Corporation Common Stock               123,417,422            -
              Stable Fund Assets:
                    First Union Corporation Common Stock                 2,821,412            -
                    Mutual Funds                                         9,198,698            -
                    U.S. Government and Agency Securities               31,719,144           25,672,810
                    Corporate Notes                            $       199,135,090          216,902,991

        Investments at cost, which approximates fair value:

              Stable Fund Assets:
                    Cash Management Accounts                   $        24,848,122            7,030,419
                    Commercial Paper                                    24,638,625           46,384,828
                    Investment Contracts                               199,844,854          100,150,709
              Participants' Loans Receivable                   $        57,798,581           41,000,095


        In 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:


        Evergreen U.S. Government Fund      $          1,146,105
        Evergreen Balanced Fund                        7,098,187
        Evergreen Foundation Fund                      8,459,376
        Evergreen Fund                                17,897,504
        FUNB Enhanced Stock Market Fund               10,942,213
        Common Stock Fund                             26,783,828
        Stable Fund                                   29,830,949
                                              -------------------

        Net appreciation in fair value
              of investments                $        102,158,162
                                             --------------------

                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


(4)     Income Taxes

        The Internal Revenue Service has determined and informed the Companies by a letter dated December 3, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code, and accordingly, no provision for income taxes has been made. The Committee files an annual information return with the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

(5)     Transactions with Related Parties

        The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund and the Evergreen Fund are mutual funds managed by subsidiaries of First Union National Bank of North Carolina. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by First Union National Bank of North Carolina. The Stable Fund investments are managed by First Union National Bank of North Carolina. The First Union Corporation Common Stock Fund is managed by First Union National Bank of North Carolina, and it is principally comprised of shares of First Union Corporation common stock.

        First Union National Bank of North Carolina, a party in interest, serves as the trustee for the Plan. In 1996, the Plan paid administrative expenses to First Union National Bank of North Carolina amounting to $532,560.

(6)     Mergers with Financial Institutions


        Employees of institutions acquired by the Companies are allowed to participate in the Plan as of the consummation date of each respective merger. As a result of acquisitions by the Companies, assets of qualified Plans are transferred into the Plan. The most significant plan merged into the Plan during 1996 was the First Fidelity Bancorporation Savings Plan, with assets of approximately $370 million.

        In November 1996, Center Financial Corporation was acquired by First Union Corporation. Assets of the Centerbank Savings and Investment Plan (the Centerbank Plan), which totaled approximately $15 million at December 31, 1996, were legally merged into the Plan in December 1996. At December 31, 1996, the assets of the Centerbank Plan had not yet been transferred into the Plan's primary trust account. In March 1997, the Putnam Income Fund, Putnam Growth and Income Fund, Putnam Diversified Income Fund, Putnam Voyager Fund, Putnam Stable Value Fund, and the First Union Corporation Common Stock of the Centerbank Plan were liquidated and the proceeds were used to purchase units of the Plan's Stable Fund. Participants' Loans Receivable of the Centerbank Plan were merged into the Participants' Loans Receivable of the Plan. In the accompanying 1996 financial statements, the Centerbank Plan investments are reflected as a part of the Plan's Stable Fund and Participants' Loans Receivable.

                                                                      Schedule 1

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a

                                December 31, 1996


      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------

Mutual Funds

            2,673,694     Evergreen U.S. Government Fund *                        $            30,095,833               31,871,606
            4,204,923     Evergreen Balanced Fund *                                            59,532,191               70,560,871
            4,633,404     Evergreen Foundation Fund *                                          71,346,732               80,161,644
            7,287,262     Evergreen Fund *                                                    124,620,446              141,880,664
                                                                                    ----------------------    ---------------------

                                  Total Mutual Funds                                          285,595,202              324,474,785
                                                                                    ----------------------    ---------------------


Collective Investment Fund

            2,060,086     First Union Enhanced Stock Market Fund *                             78,211,508               88,751,474
                                                                                    ----------------------    ---------------------

First Union Corporation Common Stock Fund

            1,667,803     First Union Corporation Common Stock *                               60,970,190              123,417,422
            4,858,982     Valiant General Fund -
                              Cash Management Account                                           4,858,982                4,858,982
                                                                                    ----------------------    ---------------------

                                  Total Common Stock Fund                                      65,829,172              128,276,404
                                                                                    ----------------------    ---------------------
Stable Fund *

                38,127    First Union Corporation Common Stock *                                2,682,711                2,821,412

                      Mutual Funds

              181,797     Putnam Income Fund                                                    1,220,629                1,274,400
              275,393     Putnam Growth & Income Fund                                           4,123,540                4,962,584
                34,402    Putnam Diversified Income Fund                                          412,658                   428,643
              157,138     Putnam Voyager Fund                                                   2,364,968                2,533,071
                                                                                    ----------------------    ---------------------

                                  Total Mutual Funds                                            8,121,795                9,198,698
                                                                                    ----------------------    ---------------------

                      Cash Management Accounts

           13,209,350     Valiant General Fund #62                                             13,209,350               13,209,350







                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
 11,638,772     FUNB-NC Money Market Account *                    11,638,772               11,638,772
                                                             ---------------------  ---------------------

                        Total Cash Management Accounts            24,848,122               24,848,122
                                                             ---------------------  ---------------------

            Commercial Paper

  5,000,000     Merrill Lynch & Co., Inc.
                3/A3 Years  1&2 Dated
                5/09/96, due 1/08/97                               4,946,700                4,946,700

 10,000,000     Strategic Asset FDG Corp.
                3/A3 Years 1&2 Dated
                9/24/96, due 1/31/97                               9,828,931                9,828,931

 10,000,000     Tri-Lateral Inc.
                4/2 Years 1&2 Dated
                10/24/96, due 1/24/97                              9,862,994                9,862,994
                                                             ---------------------    ---------------------

                        Total Commercial Paper                    24,638,625               24,638,625
                                                             ---------------------    ---------------------

            U.S. Government and Agency Securities

  7,380,000     Federal Farm Credit Banks
                Dated 12/11/95
                5.85%, due 9/11/98                                 7,386,342                7,375,018

 10,000,000     Federal Home Loan Banks
                Series VW Dated 6/16/94
                5.775%, due 6/16/97                               10,000,000               10,023,470

    500,000     Federal Home Loan Banks
                Dated 2/16/96
                5.14%, due 2/16/98                                   495,000                  496,672

  3,500,000     Federal National Mortgage Association
                Dated 6/27/95
                6.36%, due 7/1/98                                  3,516,205                3,501,456

 10,000,000     Federal National Mortgage Association
                Dated 10/12/95
                5.5625%, due 10/15/97                             10,011,000               10,006,200

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
    316,158     Federal National Mortgage Association
                Dated 6/01/92
                7%, due 6/25/97                                      316,256                  316,328
                                                             ---------------------    ---------------------

                        Total U.S. Government and Agency
                                Securities                        31,724,803               31,719,144
                                                             ---------------------    ---------------------

            Corporate Notes

 10,000,000     Chrysler Financial Corp.
                Dated 7/19/95
                5.765%, due 7/21/97                                9,989,700               10,006,679

  7,500,000     Consolidated Edison Co.
                Dated 7/6/94
                5.95%, due 7/01/99                                 7,500,000                7,512,786

  6,000,000     Countrywide Home Loans, Inc.
                Dated 8/30/95
                5.7%, due 8/28/98                                  5,990,659                5,996,232

 12,900,000     Dean Witter Discover & Co.
                Dated 3/02/94
                5.69%, due 3/02/99                                12,818,250               12,914,395

  3,000,000     Dean Witter Discover & Co.
                Dated 2/01/96
                5.87%, due 2/01/99                                 3,004,200                3,009,492

 13,000,000     Dean Witter Discover & Co.
                Dated 2/12/96
                5.77%, due 2/12/98                                13,000,000               13,015,833

  7,000,000     Ford Motor Credit
                Dated 2/15/94
                5.94%, due 2/15/99                                 7,000,000                6,982,961

  4,000,000     Ford Motor Credit
                Dated 10/21/94
                6.02%, due 10/21/97                                4,004,508                4,007,303

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
 10,000,000     General Motors Acceptance Corp.
                Dated 2/01/95
                6.07%, due 2/02/98                                10,001,100               10,024,120

 10,000,000     General Motors Acceptance Corp.
                Dated 9/14/92
                6.25%, due 9/12/97                                10,002,690               10,035,759

 10,000,000     General Motors Acceptance Corp.
                Dated 6/12/95
                5.73%, due 6/12/97                                 9,995,314               10,008,539

  5,000,000     International Paper Co.
                Dated 8/07/96
                5.94%, due 8/09/99                                 5,000,000                5,005,444

 10,000,000     Lehman Brothers Holdings
                Dated 6/22/95
                6.46%, due 6/22/98                                10,079,600               10,076,250

 10,000,000     Chrysler Lincs
                Dated 3/05/96
                5.7%, due 2/02/98                                 10,009,600               10,009,600

  7,075,000     Merrill Lynch & Co., Inc.
                Dated 4/07/94
                5.49%, due 4/07/97                                 7,031,586                7,072,219

  6,000,000     Old Kent Elmhurst
                Dated 2/17/95
                7.5%, due 2/17/97                                  6,115,560                6,013,373

 10,000,000     Potomac Capital Invt. Corp.
                Dated 1/24/96
                5.975%, due 4/24/98                               10,000,000               10,001,500

 10,000,000     Potomac Capital Invt. Corp.
                Dated 1/25/96
                5.925%, due 7/25/97                               10,003,250               10,004,700

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                   Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
 15,000,000     Bayerische Vereinsbank
                Dated 1/09/96
                5.91%, due 1/09/98                                15,000,000               15,016,200

 10,000,000     Deutschbank
                Dated 1/25/96
                5.62%, due 1/23/98                                10,000,000                9,980,100

  9,182,132     Harley-Davidson Eaglemark
                Dated 10/30/96
                6%, due 10/15/2000                                 9,179,906                9,194,160

  5,199,814     Lehman FHA Title I Loan
                Dated 11/01/95
                6.68%, due 11/25/2011                              5,206,314                5,212,398

  5,475,718     MMCA Auto Grantor
                Dated 12/14/95
                5.7%, due 11/15/2000                               5,469,729                5,480,755

  2,556,592     TMS Home Equity Loan
                Dated 6/01/92
                6.9%, due 7/15/2007                                2,584,555                2,554,292
                                                          ----------------------    ---------------------

                        Total Corporate Notes                    198,986,521              199,135,090
                                                          ----------------------    ---------------------

            Investment Contracts

  2,522,166     Putnam Stable Value Fund                           2,522,166                2,522,166

  8,281,027     Commonwealth Insurance
                GIC 6.01%, open-ended maty                         8,322,582                8,322,582

  5,000,000     Business Men's Assurance Co.
                Dated 5/26/92
                GIC 7.46%, due 5/26/97                             5,217,512                5,217,512

  5,000,000     Protective Life Insurance Co.
                Dated 8/18/92
                GIC 6.43%, due 8/18/97                             5,117,132                5,117,132

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
  5,000,000     Business Men's Assurance Co.
                Dated 8/18/92
                GIC 6.51%, due 8/18/97                             5,116,761                5,116,761

  5,174,195     Confederation Life Ins.
                Dated 1/27/93
                GIC 6.55%, due 1/27/98                             5,174,195                4,915,485

  5,000,000     Canadian Life Assurance Co.
                Dated 3/18/93
                GIC 5.8%, due 3/18/98                              5,227,454                5,227,454

  5,000,000     Sun America
                Dated 2/25/94
                GIC 6.38%, due 2/25/99                             5,268,767                5,268,767

  8,000,000     Sun America
                Dated 3/01/94
                GIC 6.2%, 9/01/98                                  8,413,789                8,413,789

 10,000,000     Hartford Life Insurance Co.
                Dated 4/07/94
                GIC 7.15%, due 4/07/99                            12,078,305               12,078,305

 10,030,401     Protective Life Ins.
                Dated 4/15/94
                GIC 7.17%, due 4/15/99                            12,068,433               12,068,433

 10,000,000     Metropolitan Life Ins. Co.
                Dated 5/11/94
                GIC 7%, due 5/31/97                               11,956,536               11,956,536

  5,423,114     Contl Assurance
                Dated 1/05/93
                GIC 8.2%, due 6/05/99                              5,828,771                5,828,771

  5,423,114     Contl Assurance
                Dated 1/05/95
                GIC 8.2%, due 6/05/2000                            5,828,771                5,828,771

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
 10,212,340     Provident
                Dated 7/09/93
                GIC 5.24%, due 6/30/97                            10,703,867               10,703,867

  5,573,204     Peoples
                Dated 1/07/94
                GIC 5.55%, due 3/16/98                             5,855,665                5,855,665

  5,598,663     New York Life
                Dated 10/06/93
                GIC 5.62%, due 9/01/98                             5,885,986                5,885,986

  6,703,540     Protective Life
                Dated 1/07/94
                GIC 5.9%, due 3/01/99                              7,064,570                7,064,570

  5,575,787     Protective Life
                Dated 1/05/95
                GIC 7.39%, due 6/15/99                             5,951,788                5,951,788

  5,523,437     Metropolitan
                Dated 6/29/94
                GIC 7.34%, due 9/15/99                             5,893,297                5,893,297

  5,578,400     Peoples
                Dated 7/06/94
                GIC 7.42%, due 12/15/99                            5,956,670                5,956,670

  5,388,167     New York Life
                Dated 1/05/95
                GIC 8.13%, due 3/01/2000                           5,787,780                5,787,780

  5,304,973     Allstate
                Dated 12/20/94
                GIC 8.25%, due 9/05/2000                           5,704,099                5,704,099

  5,154,720     John Hancock
                Dated 6/29/95
                GAC 6%, due 9/30/97                                5,437,030                5,437,030

                                                                      Schedule 1

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a


                               December 31, 1996



 Number of
 Shares or
Par or Face                                                                                  Fair
  Value                    Description                              Cost                     Value
------------    ----------------------------------------     ---------------------  ---------------------
 14,082,937     Prudential
                Dated 7/09/92
                GAC 7%, due 1/31/98                               14,982,401               14,982,401

  5,031,399     Pacific
                Dated 6/29/95
                GAC 6.34%, due 9/01/2000                           5,324,646                5,324,646

 11,289,414     Principal
                GIC 6.75%, due 12/31/98                           11,986,049               11,986,049

  5,151,120     Transamerica
                Dated 6/29/95
                GAC 5.9%, due 3/31/97                              5,428,542                5,428,542
                                                             ----------------------    ---------------------

                        Total Investment Contracts               200,103,564              199,844,854
                                                             ----------------------    ---------------------

                Accrued Receivable on Assets
                    of the Stable Fund                            7,148,962                 7,148,962
                                                             ----------------------    ---------------------

                                Total Stable Fund               498,255,103               499,354,907
                                                             ----------------------    ---------------------



Participants' Loans Receivable

 57,798,581     Participant's Loans Receivable -
                various rates and maturities*                    57,798,581                57,798,581
                                                             ----------------------    ---------------------
                          Total Investments                  $  985,689,566             1,098,656,151
                                                             ----------------------    ---------------------

* Denotes a Party-in-Interest

                                                                      Schedule 2

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                       Schedule of Reportable Transactions
                            IRS Form 5500 - Item 27d

                      For the year ended December 31, 1996


                                                 Purchase        Selling          Cost of             Net
           Description                            Price           Price            Asset             Gains
----------------------------------------     ---------------  ---------------  --------------   --------------
Mutual Funds

Evergreen Balanced Fund                      $  42,562,884       31,471,069       27,149,373       4,321,697

Evergreen Foundation Fund                    $  63,493,239       23,947,860       22,816,298       1,131,562

Evergreen Fund                               $  76,052,937       37,026,993       34,838,294       2,188,699


Collective Investment Fund

First Union Enhanced Stock Market Fund       $  71,961,402       16,464,648       15,407,725       1,056,922


Common Stock Fund

First Union Corporation Common Stock         $  26,990,345       38,955,877       22,193,702      16,762,175


Pooled Investment Fund

FUNB Stable Fund                             $ 147,976,296      235,870,005      218,502,558      17,367,447



Note 1: The transactions set forth herein are those that individually or in the aggregate, by security or person, involve an amount in excess of five percent ($27,917,801) of the current value of the Plan assets ($558,356,020) at the beginning of the Plan Year.

Note 2: There was no lease rental or transaction expense incurred with any of the above transactions. Additionally, the current value of each asset at its transaction date was the same as its purchase price for new purchases and its selling price for investment sales.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



FIRST UNION CORPORATION
SAVINGS PLAN




By:
             -------------------------------------------
Name:        Ben J. Jolley
Title:       Vice President



Date:        June 23, 1997

                                  EXHIBIT INDEX



Exhibit No.           Description                               Location
------------          --------------------                      -------------
(23)                  Consent of KPMG Peat Marwick LLP          Filed herewith